UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: June 30, 2003

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 0-20322

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Starbucks Corporation
Employee Stock Purchase Plan – 1995

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STARBUCKS CORPORATION
2401 Utah Avenue South
Seattle, Washington 98134

(206) 447-1575
(Issuer’s Telephone Number, Including Area Code)

CONTENTS

Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
GRANT THORNTON LLP	3
FINANCIAL STATEMENTS
STATEMENTS OF FINANCIAL CONDITION As of June 30, 2003 and 2002	4
STATEMENTS OF INCOME AND EQUITY As of June 30, 2003, 2002 and 2001	5
NOTES TO FINANCIAL STATEMENTS	6
SIGNATURES	9
EXHIBIT INDEX	10

Report of Independent Certified Public Accountants

Plan Administrator
Starbucks Corporation
Employee Stock Purchase Plan — 1995
Seattle, Washington

We have audited the accompanying statements of financial condition of the Starbucks Corporation Employee Stock Purchase Plan — 1995 (the Plan) as of June 30, 2003 and 2002, and the related statements of income and equity for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial condition of the Starbucks Corporation Employee Stock Purchase Plan — 1995 as of June 30, 2003 and 2002, and the related statements of income and equity for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Seattle, Washington
August 13, 2003

Starbucks Corporation
Employee Stock Purchase Plan — 1995

STATEMENTS OF FINANCIAL CONDITION

June 30,

	2003	2002

ASSETS
Cash	$103,786	$92,849

TOTAL	$103,786	$92,849

LIABILITIES
Deferred participant contributions	$103,786	$92,849

TOTAL	$103,786	$92,849

The accompanying notes are an integral part of these statements.

Starbucks Corporation
Employee Stock Purchase Plan — 1995

STATEMENTS OF INCOME AND EQUITY

Years ended June 30,

	2003	2002	2001

INCOME
Employee contributions, net of increase (decrease) in amounts deferred of $10,937, $25,724, and ($25,014)	$17,703,030	$15,484,922	$12,025,053
EXPENSE
Cost of shares purchased	17,703,030	15,484,922	12,025,053

NET INCOME	—	—	—
EQUITY
Beginning of year	—	—	—

End of year	$—	$—	$—

The accompanying notes are an integral part of these statements.

Starbucks Corporation
Employee Stock Purchase Plan — 1995

NOTES TO FINANCIAL STATEMENTS

June 30, 2003 and 2002

NOTE A — PLAN DESCRIPTION

The following description of the Starbucks Corporation Employee Stock Purchase Plan — 1995 (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

1.     General

The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan generally covers all regular employees of Starbucks Corporation (the Company) who have been employed for at least 90 days and have been paid an average of 20 hours or more per week during the three months preceding the quarterly offering.

2.     Contributions

Participants may make contributions in whole percent increments to the Plan through payroll deductions (not exceeding 10% of their base pay) for the purpose of purchasing the Company’s common stock. The Plan commenced on July 1, 1995, and participants may purchase shares on each subsequent September 30, December 31, March 31, and June 30, until such time as the Plan is terminated (see Termination of the Plan). A maximum of 16,000,000 shares will be offered under the Plan.

3.     Purchases and withdrawals

Participants may elect to purchase shares of Starbucks Corporation common stock from the Company at a price equal to 85% of the lesser of the fair market value on the first or last business day of each three-month period ending September 30, December 31, March 31, or June 30. If a participant elects to withdraw from the Plan, or exceeds the $25,000 limit (see Limitations), the Company refunds the participant for amounts withheld but not yet used to purchase shares. The Plan purchased 965,032 shares during the year ended June 30, 2003 at prices ranging from $16.58 to $20.87; 1,032,808 shares during the year ended June 30, 2002, at prices ranging from $12.58 to $19.81; and 689,577 shares during the year ended June 30, 2001, at prices ranging from $16.36 to $18.28 per share. The Plan has purchased a total of 5,653,051 shares since the beginning of the Plan, leaving 10,346,949 shares reserved for future issue.

Starbucks Corporation
Employee Stock Purchase Plan — 1995

NOTES TO FINANCIAL STATEMENTS

June 30, 2003 and 2002

NOTE A — PLAN DESCRIPTION – Continued

4.     Assets

Assets are comprised of cash in participant accounts that were less than the amount necessary to purchase a full share, and cash contributed to the Plan greater than the cost of the maximum number of shares allowed to be purchased in any one calendar year (see Limitations). Fractional share amounts are deferred and are carried over to the next period.

5.     Limitations

No employee shall be permitted to subscribe for any shares under the Plan if such employee would then own shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company. Additionally, no participant may purchase shares under the Plan with an aggregate fair market value (determined at the time such right to subscribe is granted) in excess of $25,000 in any one calendar year. Contribution amounts, which exceed the limit, are refunded to the participant.

6.     Termination of the Plan

Upon termination of the Plan, the Company shall refund to each participant the balance of each participant’s account. The Plan was amended and restated by the Board of Directors as of June 30, 2000. The Plan term has been extended until the earliest of the following:

•	The date of the filing of a Statement of Intent to Dissolve by the Company or the effective date of a merger or consolidation (except with a related company) where the Company is not to be the surviving corporation, which merger or consolidation is not between or among corporations related to the Company. In such event, the Company may permit a participating employee to carry out the right to purchase to the extent that employee payroll deductions have accumulated;

•	The date the Board acts to terminate the Plan;

•	The date when all shares reserved under the Plan have been purchased.

Starbucks Corporation
Employee Stock Purchase Plan — 1995

NOTES TO FINANCIAL STATEMENTS

June 30, 2003 and 2002

NOTE A — PLAN DESCRIPTION — Continued

7.     Plan administration

All expenses for administration of the Plan are paid directly by the Company and are not reflected in the accompanying statements.

8.     Plan accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

9.     Stock splits

On April 27, 2001, the Company effected a two-for-one stock split of its common stock for holders of record on March 30, 2001. The accompany notes to financial statements have been retroactively adjusted to give effect to that stock split.

10.     Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARBUCKS CORPORATION EMPLOYEE STOCK PURCHASE PLAN – 1995

By:	/s/ Orin C. Smith Orin C. Smith president and chief executive officer	Date: September 24, 2003

By:	/s/ Michael Casey Michael Casey executive vice president, chief financial officer and chief administrative officer	Date: September 24, 2003

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Grant Thornton LLP

32.1	Certification of president and chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of executive vice president, chief financial officer and chief administrative officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002